Contact

www.linkedin.com/in/michael-libenson-62340 (LinkedIn)

Top Skills

Loyalty Marketing
Strategic Partnerships
Start-ups

Michael Libenson

Entrepreneur; Co-Founder & CEO at Carbon Counts
Cambridge, Massachusetts, United States

Experience

Carbon Counts
Co-Founder & CEO
November 2020 - Present (4 years 5 months)
Cambridge, Massachusetts, United States

Carbon Counts will motivate tens of millions people to take individual and collective action to positively impact climate change.

Quotient Technology Inc.
Vice President, Quotient; Co-Founder, GM, SavingStar
August 2018 - June 2020 (1 year 11 months)
Boston, Massachusetts, United States

SavingStar, Inc.
Co-Founder & President
April 2010 - August 2018 (8 years 5 months)

Upromise, Inc.
Senior Vice President, General Manager, Upromise Grocery Services
March 2000 - June 2010 (10 years 4 months)

Monitor Company
Consultant
September 1996 - March 2000 (3 years 7 months)
Cambridge, Massachusetts, United States

Monitor Deloitte
Consultant
January 1991 - May 1994 (3 years 5 months)
Cambridge, Massachusetts, United States

Organizational Dynamics, Inc.
Research Associate
September 1990 - January 1991 (5 months)

Education

Harvard Business School
MBA · (1994 - 1996)

London School of Economics
M.Sc., Economics · (1989 - 1990)

Boston University
BA, Political Science, with Distinction · (1986 - 1989)